FRONTIER COMMUNICATIONS CORPORATION

401 Merritt 7

Norwalk, Connecticut 06851

April 26, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Frontier Communications Corporation
Registration Statement filed on Form S-4
File No. 333-210859
Filed April 22, 2016

Ladies and Gentlemen:

Frontier Communications Corporation (the “Registrant”), the sole obligor under its 8.875% Senior Notes due 2020, 10.500% Senior Notes due 2022, and 11.000% Senior Notes due 2025 (collectively, the “Restricted Notes”), is registering an exchange offer (the “Exchange Offer”) pursuant to the above referenced Registration Statement in reliance on the position of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988) (hereinafter, Exxon Capital Holdings), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (hereinafter, Shearman & Sterling). The Registrant represents as follows:

1.	The Registrant has not entered into any arrangement or understanding with any person to distribute the 8.875% Senior Notes due 2020, 10.500% Senior Notes due 2022, and 11.000% Senior Notes due 2025 to be received in the Exchange Offer (collectively, the “Exchange Notes”) and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.	The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.	The Registrant further represents that with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any agreement or understanding with the Registrant or any affiliate of the Registrant to distribute the Exchange Notes.

5.	The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Notes (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling) in connection with any resale of such Exchange Notes.

6.	The Registrant will require the exchange offeree to represent to the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b)	If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact me at (203) 614-5050 or Stacy J. Kanter, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, at (212) 735-3497.

Very truly yours,

FRONTIER COMMUNICATIONS CORPORATION

By:	/s/ Mark D. Nielsen
Name: Mark D. Nielsen
Title: Executive Vice President, General
Counsel and Secretary

cc: Skadden, Arps, Slate, Meagher & Flom LLP

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